SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                                   ----------

                                  ZAPWORLD.COM
                                  ------------
                                (Name of Issuer)

                          COMMON STOCK $0.00 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    98912M102
                                    ---------
                                 (CUSIP Number)

                                 October 6, 2000
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                    13G                        Page 2 of 4 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Endeavour Capital Investment Fund S.A.
    None
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Bahamas
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                  5    SOLE VOTING POWER

                       631,765 shares (See Note A)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None.
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             631,765 shares (See Note A)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None.
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    631,765 shares (See Note A)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.99% (See Note A)
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12  TYPE OF REPORTING PERSON*

    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).  Name of Issuer.

            ZAPWORLD.COM

Item 1(b).  Address of Issuer's Principal Executive Offices.

            117 Morris Street
            Sebastopol, California 95472

Item 2(a).  Names of Person Filing.

            The Endeavour Capital Investment Fund S.A.

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            Cumberland House
            #27 Cumberland Street
            Nassau, New Providence
            The Bahamas

Item 2(c).  Citizenship.

            The Bahamas

Item 2(d).  Title of Class of Securities.

            Common Stock, $0.00 par value per share.

                                                              Page 3 of 4 Pages


Item 2(e).  CUSIP Number.

            98912M102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            N/A

Item 4.     Ownership.

      (a) Amount beneficially owned by reporting person: 631,765 shares (See Note A)
      (b)   Percent of Class: 9.99% (See Note A)
      (c)   Number of shares as to which such person has:
            (i)   Sole power to direct the vote: 631,765 shares (See Note A)
            (ii)  Shared power to vote or to direct the vote: none.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 631,765 shares of common stock of the Issuer (See Note
                  A).
            (iv)  Shared power to dispose or direct the disposition of: none.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                              Page 4 of 4 Pages


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   April 23, 2001
                                 -----------------------------------------------
                                                      (Date)


                              --------------------------------------------------
                                 /s/ The Endeavour Capital Investment Fund, S.A.
                                            By: Barry Herman, President


                                                 /s/ Barry Herman

                              --------------------------------------------------
                              --------------------------------------------------
                                                   (Signature)

                                     NOTE A

There are 6,323,974 shares of the Common Stock of the Issuer outstanding.

Reporting Person currently owns 410 shares of the Common Stock of the Issuer.

Reporting Person holds shares of the Issuer's 6% Series A-1 and Series A-2 Convertible Preferred Stock having an aggregate stated value of $2,253,909. Under its terms, the Series A-1 and A-2 Convertible Preferred Stock are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate (the "Conversion Price") equal to the lower of 1) 85% of the average of the lowest three (3) closing bid prices of a share of Common Stock of the Issuer during the 22 trading days prior to the date ("Conversion Date") on which the Reporting Person submits a conversion notice ("Variable Conversion Price") or, 2) $4.50 with respect to the Series A-1 and $7.42 with respect to Series A-2. The Series A-1 and A-2 Convertible Preferred Stock, however, are not currently fully convertible into shares of Common Stock of the Issuer by the holders, because Section 3(B)(E)(2) of Series A-1 and A-2s' Certificate of Designations restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of the Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock resulting in a Conversion Price of about $.8234 per share, be able to convert its Convertible Preferred Stock into 2,737,320 shares of Common Stock. If dividends on the Series A-1 and A-2 Preferred Stock through the present were paid (at the option of the Issuer) in Common Stock based on the same Conversion Price, the Reporting Person would receive an additional 115,829 shares of Common Stock.

In addition, the Reporting Person holds five year warrants to purchase 333,333 shares of Common Stock (the "Warrant") at an exercise price of $5.4312 per share and 184,162 shares of Common Stock at an exercise price of $5.98. The Warrant restricts the rights of Reporting Person to exercise if, as a result of such exercise (but without giving effect to shares issuable upon exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer.

If all of the Convertible Preferred Stock were currently fully convertible and converted, if the cumulative dividends on the entire amount of the Convertible Preferred Stock were paid in Common Stock at the same Conversion Price and if the Warrants were fully exercised, and if the Reporting Person's currently owned shares were included, the Reporting Person's total shares of Common Stock would be 3,371,054 shares.

The exact number of shares that would be issuable to the Reporting Person upon such conversions is subject to change because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.